Exhibit 4.12

DESCRIPTION OF ORDINARY SHARES
The summary of the general terms and provisions of the shares of Perrigo Company plc ("Perrigo") set forth below does not purport to be complete and is subject to and qualified by reference to the Irish Companies Act 2014 (the "Companies Act") and Perrigo's memorandum and articles of association (as amended), which is incorporated herein by reference. For additional information, please read the memorandum and articles of association and the applicable provisions of the Companies Act.
Capital Structure
Authorized Share Capital
Perrigo's authorized share capital is €10,000,000 and $1,000, divided into 10,000,000,000 ordinary shares of €0.001 each and 10,000,000 preferred shares of $0.0001 each.
Perrigo may issue shares subject to the maximum authorized share capital contained in its memorandum and articles of association. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting of its shareholders at which a quorum is present (referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of Perrigo may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Perrigo's shareholders adopted an ordinary resolution at the 2019 annual general meeting of Perrigo on April 26, 2019 authorizing the board of directors to issue up to an aggregate nominal amount of €44,838 (44,838,112 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued share capital of Perrigo as of February 26, 2019) for a period of 18 months from April 26, 2019.
The rights and restrictions to which the ordinary shares are subject are prescribed in Perrigo’s articles of association. Perrigo’s articles of association permit the board of directors, without shareholder approval, to determine certain terms of each series of the preferred shares issued by Perrigo, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights and redemption, repurchase or exchange rights.
Irish law does not recognize fractional shares held of record. Accordingly, Perrigo’s articles of association do not provide for the issuance of fractional shares of Perrigo, and the official Irish register of Perrigo does not reflect any fractional shares.
Whenever an alteration or reorganization of the share capital of Perrigo would result in any Perrigo shareholder becoming entitled to fractions of a share, the Perrigo board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of the sale in due proportion among the shareholders who would have been entitled to such fractions. For the purpose of any such sale, the board of directors may authorize any person to transfer the shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money, nor shall the purchaser’s title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.
Preemption Rights, Share Warrants and Options
Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. Perrigo initially opted out of these preemption rights in its articles of association adopted in December 2013 as permitted under Irish company law. Because Irish law requires this opt-out to be renewed every five years by a resolution approved by not less than 75% of the votes of the shareholders of Perrigo cast at a general meeting at which a quorum is present (referred to under Irish law as a “special resolution”), Perrigo’s articles of association provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Perrigo on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a share-for-share acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee option or similar equity plan. Perrigo's shareholders passed a special resolution at the 2019 annual general meeting of Perrigo on April 26, 2019 authorizing the board of directors to opt out of preemption rights with respect to the issuance of equity securities up to an aggregate nominal value of €13,587 (13,587,306 shares) (being equivalent to approximately 10% of the aggregate nominal value of the issued ordinary share capital of Perrigo as of February 26, 2019) for a period of 18 months from April 26, 2019 (provided that with respect to 6,793,653 of such shares (being equivalent to approximately 5% of the issued ordinary share capital of Perrigo as of February 26, 2019), such allotment is to be used for the purposes of an acquisition or a specified capital investment).
The articles of association of Perrigo provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Perrigo is subject, the board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Act provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. Perrigo is subject to the rules of The New York Stock Exchange and the [U.S. Internal Revenue Code of 1986, as amended] Perrigo to confirm that require shareholder approval of certain equity plans and share issuances. Perrigo's board of directors may authorize the issuance of shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit).
Dividends
Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Perrigo are equal to, or in excess of, the aggregate of Perrigo’s called up share capital plus undistributable reserves and the distribution does not reduce Perrigo’s net assets below such aggregate. Undistributable reserves include the share premium account, the par value of Perrigo shares acquired by Perrigo and the amount by which Perrigo’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Perrigo’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.
The determination as to whether or not Perrigo has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of Perrigo. The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Act that give a “true and fair view” of Perrigo’s unconsolidated financial position and accord with accepted accounting practice. The "relevant financial statements" must be filed in the Companies Registration Office (the official public registry for companies in Ireland).
Perrigo’s memorandum and articles of association authorize the directors to declare dividends to the extent they appear justified by profits without shareholder approval. The board of directors may also recommend a dividend to be approved and declared by the Perrigo shareholders at a general meeting.
No dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets, including shares, and may be paid in U.S. dollars or any other currency. All holders of ordinary shares of Perrigo will participate pro rata in respect of any dividend which may be declared in respect of ordinary shares by Perrigo.
The directors of Perrigo may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Perrigo in relation to the shares of Perrigo.
The directors may also issue shares with preferred rights to participate in dividends declared by Perrigo. The holders of preferred shares may, depending on their terms, rank senior to the Perrigo ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.
Bonus Shares
Under the articles of association, the board of directors may resolve to capitalize any amount credited to any reserve available for distribution or the share premium account or other of our undistributable reserves for issuance and distribution to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Share Repurchases, Redemptions and Conversions
Overview
Perrigo’s memorandum and articles of association provide that any ordinary share which Perrigo has agreed to acquire shall be deemed to be a redeemable share, unless the board resolves otherwise. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Perrigo will technically be effected as a redemption of those shares as described below under “Repurchases and Redemptions by Perrigo.” If the articles of association of Perrigo did not contain such provisions, all repurchases by Perrigo would be subject to many of the same rules that apply to purchases of Perrigo ordinary shares by subsidiaries described below under “Purchases by Subsidiaries of Perrigo” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange”.
No constituent document of Perrigo places limitations on the right of nonresident or foreign owners to vote or hold Perrigo ordinary shares.
Repurchases and Redemptions by Perrigo
Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. Perrigo may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Perrigo. All redeemable shares must also be fully-paid. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provision of Perrigo’s articles of association described above, shareholder approval will not be required to redeem Perrigo ordinary shares.
Perrigo may also be given an additional general authority by its shareholders to purchase its own shares on-market by way of ordinary resolution which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Perrigo’s subsidiaries as described below.
Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Perrigo at any time must not exceed 10% of the aggregate of the par value and share premium received in respect of the allotment of Perrigo shares together with the par value of any shares acquired by Perrigo. Perrigo may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by Perrigo or re-issued subject to certain conditions.
Purchases by Subsidiaries of Perrigo
Under Irish law, an Irish or non-Irish subsidiary may purchase shares of Perrigo either on-market or off-market. For a subsidiary of Perrigo to make on-market purchases of Perrigo ordinary shares, the shareholders of Perrigo must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Perrigo ordinary shares is required. For an off-market purchase by a subsidiary of Perrigo, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, from the date of the notice of the meeting at which the resolution approving the contract is to be proposed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Perrigo.
In order for a subsidiary of Perrigo to make an on-market purchase of Perrigo’s ordinary shares, such ordinary shares must be purchased on a “recognized stock exchange”. The New York Stock Exchange, on which the ordinary shares of Perrigo are listed, is specified as a recognized stock exchange for this purpose by Irish company law. The Tel Aviv Stock Exchange, on which the ordinary shares of Perrigo are also listed, is not a recognized stock exchange for the purposes of Irish company law.
The number of ordinary shares of Perrigo held by the subsidiaries of Perrigo at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the aggregate of the par value and share premium in respect of the allotment of Perrigo shares together with the par value of any shares acquired by Perrigo. While a subsidiary holds ordinary shares of Perrigo, it cannot exercise any voting rights in respect of those ordinary shares. The acquisition of the ordinary shares of Perrigo by a subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Ordinary Shares, Calls on Ordinary Shares and Forfeiture of Ordinary Shares
Perrigo’s articles of association provide that Perrigo will have a first and paramount lien on every ordinary share for all moneys payable, whether presently due or not, in respect of such Perrigo ordinary share. Subject to the terms of their allotment, the board may call for any unpaid amounts in respect of any ordinary shares to be paid, and if payment is not made, the ordinary shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares such as Perrigo and will only be applicable to ordinary shares of Perrigo that have not been fully paid up.
Consolidation and Division; Subdivision
Under its articles of association, Perrigo may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its memorandum of association.
Reduction of Share Capital
Perrigo may, by ordinary resolution, reduce its authorized but unissued share capital in any way. Perrigo also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Act.
Annual Meetings of Shareholders
Perrigo is required to hold an annual general meeting at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year and no more than nine months after Perrigo’s fiscal year-end date.
Notice of an annual general meeting must be given to all Perrigo shareholders and to the auditors of Perrigo. The articles of association of Perrigo provide for a minimum notice period of 21 days, which is the minimum permitted under Irish law.
The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the consideration of the statutory financial statements, the report of the directors and the report of the auditors on those statements and that report, the review by the members of the Company’s affairs and the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.
Extraordinary General Meetings of Shareholders
Extraordinary general meetings of Perrigo may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Perrigo carrying voting rights, (iii) on requisition of Perrigo’s auditors, or (iv) in exceptional cases, by order of the Irish High Court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business shall be conducted as is set forth in the notice thereof.
Notice of an extraordinary general meeting must be given to all Perrigo shareholders and to the auditors of Perrigo. Under Irish law and Perrigo’s articles of association, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.
In the case of an extraordinary general meeting convened by shareholders of Perrigo, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Perrigo board of directors has 21 days to convene a meeting of Perrigo shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Perrigo’s receipt of the requisition notice.

If the board of directors becomes aware that the net assets of Perrigo are not greater than half of the amount of Perrigo’s called-up share capital, the directors of Perrigo must convene an extraordinary general meeting of Perrigo shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.
Quorum for General Meetings
The articles of association of Perrigo provide that no business shall be transacted at any general meeting unless a quorum is present. A quorum shall be one or more persons holding or representing by proxy more than 50% of the total issued voting rights of Perrigo ordinary shares.
Proxy Access

Perrigo provides proxy access rights in its articles of association. The articles of association provide that, in certain circumstances, a shareholder or group of up to 20 shareholders may include director candidates that they have nominated in Perrigo’s annual general meeting proxy materials. Such shareholder or group of shareholders need to have owned 3% or more of Perrigo’s outstanding ordinary shares continuously for at least three years. The number of shareholder-nominated candidates appearing in any of Perrigo’s annual general meeting proxy materials may not exceed the greater of 2 and 20% of the number of directors then serving on Perrigo’s board, rounded down to the nearest whole number, subject to reduction in certain circumstances, including where shareholders have nominated candidates for election at the same meeting outside the proxy access process. The nominating shareholder or group of shareholders are also required to deliver certain information and undertakings, and each nominee is required to meet certain qualifications, as described in more detail in the articles of association.

Voting
Perrigo’s articles of association provide that except where a greater majority is required by the Companies Act, any question, business or resolution proposed at any general meeting shall be decided by a simple majority of the votes cast.
At any meeting of Perrigo, all resolutions put to the shareholders will be decided on a poll.
Each of Perrigo's shareholders is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in Perrigo's share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder of Perrigo. In accordance with the articles of association of Perrigo, the directors of Perrigo may from time to time authorize Perrigo to issue preferred shares. These preferred shares may have a vote for each such share. Treasury shares or shares of Perrigo that are held by subsidiaries of Perrigo will not be entitled to be voted at general meetings of shareholders.
Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

•	amending the objects or memorandum of association of Perrigo;

•	amending the articles of association of Perrigo;

•	approving a change of name of Perrigo;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	opting out of preemption rights on the issuance of new shares for cash;

•	re-registration of Perrigo from a public limited company to a private company;

•	variation of class rights attaching to classes of shares (where the articles of association do not provide otherwise);

•	purchase of own shares off-market;

•	reduction of issued share capital;

•	resolving that Perrigo be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes; and

•	setting the re-issue price of treasury shares.

Variation of Rights Attaching to a Class or Series of Shares
Under the Perrigo articles of association and the Companies Act, any variation of class rights attaching to the issued shares of Perrigo must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class
The provisions of the articles of association of Perrigo relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of shares, a quorum consists of one or more persons holding or representing by proxy at least one-half of the issued shares of the class, provided that, if the relevant class of holders has only one holder, that person present in person or by proxy shall constitute the necessary quorum.
Inspection of Books and Records
Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of Perrigo; (ii) inspect and obtain copies of the minutes and resolutions of general meetings of Perrigo; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Perrigo; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of Perrigo which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of Perrigo will also have the right to inspect all accounting records of Perrigo. The auditors’ report must be circulated to the shareholders with Perrigo’s financial statements prepared in accordance with Irish law 21 days before the annual general meeting and must be read to the shareholders at Perrigo’s annual general meeting.
Acquisitions
An Irish public limited company may be acquired in a number of ways, including:

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a court-approved scheme of arrangement under the Companies Act. A scheme of arrangement requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of each class of shareholder present and voting in person or by proxy at a meeting called to approve the scheme;

•
through a tender or takeover offer by a third party for all of the shares of Perrigo. Where the holders of 80% or more of Perrigo’s ordinary shares have accepted an offer for their shares in Perrigo, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of Perrigo were to be listed on Euronext Dublin or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and

•
by way of a merger with a company incorporated in the European Economic Area (“EEA”) under EU Directive 2017/1132 of the European Parliament and of the Council of 14 June 2017 as implemented in Ireland by the European Communities (Cross- Border Mergers) Regulations 2008 (as amended) or with another Irish company under the Companies Act. Such a merger must be approved by a special resolution. Shareholders also may be entitled to have their shares acquired for cash. See “Appraisal Rights.”

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company's property and assets.

Appraisal Rights
Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. If Perrigo is being merged as the transferor company with an EEA company under EU Directive 2017/1132 of the European Parliament and of the Council of 14 June 2017 as implemented in Ireland by the European Communities (Cross- Border Mergers) Regulations 2008 (as amended), or if Perrigo is being merged with another Irish company under the Irish Companies Act, (i) any shareholders who voted against the special resolution approving the transaction or (ii) if 90% of Perrigo's shares are held by the successor company, any shareholders, may be entitled to require that the successor company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.
Disclosure of Interests in Shares
Under the Companies Act, Perrigo shareholders must notify Perrigo if, as a result of a transaction, the shareholder will become interested in 3% or more of the shares of Perrigo; or if as a result of a transaction a shareholder who was interested in more than 3% of the shares of Perrigo ceases to be so interested. Where a shareholder is interested in more than 3% of the shares of Perrigo, the shareholder must notify Perrigo of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of Perrigo (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. Perrigo must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements (other than with respect to a person ceasing to have a notifiable interest), the shareholder’s rights in respect of any Perrigo ordinary shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.
In addition to these disclosure requirements, Perrigo, under the Companies Act, may, by notice in writing, require a person whom Perrigo knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Perrigo’s relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in the shares of Perrigo, to provide additional information, including the person’s own past or present interests in shares of Perrigo.
If the recipient of the notice fails to respond within the reasonable time period specified in the notice, Perrigo may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Act, as follows:

•	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from Perrigo on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.
In the event Perrigo is in an offer period pursuant to the Takeover Rules (as defined below), accelerated disclosure provisions apply for persons holding an interest in Perrigo securities of 1% or more.
Anti-Takeover Provisions
Irish Takeover Rules and Substantial Acquisition Rules
A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Perrigo will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules (the "Takeover Rules") made thereunder and will be regulated by the Irish Takeover Panel (the "Panel"). The Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Panel:

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in the event of an offer, all holders of security of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

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the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

•	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

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false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

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a bidder must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

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a substantial acquisition of securities (whether such acquisition is to be effected by one transactions or a series of transaction) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid
Under certain circumstances, a person who acquires shares or other voting rights in Perrigo may be required under the Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in Perrigo at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in Perrigo, unless the Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in Perrigo would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.
Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements
If a person makes a voluntary offer to acquire outstanding ordinary shares of Perrigo, the offer price must be no less than the highest price paid for Perrigo ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Panel has the power to extend the “look back” period to 12 months if the Panel, taking into account the General Principles, believes it is appropriate to do so.
If the bidder or any of its concert parties has acquired ordinary shares of Perrigo (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of Perrigo or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per Perrigo ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of Perrigo in the 12-month period prior to the commencement of the offer period if the Panel, taking into account the General Principles, considers it just and proper to do so.
An offer period will generally commence from the date of the first announcement of the offer or proposed offer.
Substantial Acquisition Rules
The Takeover Rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Perrigo. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Perrigo is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Perrigo and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Shareholder Rights Plan
The articles of association expressly authorize Perrigo’s board of directors to adopt a shareholder rights plan, subject to applicable law.
Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure and there is no directly relevant case law on this issue.
Frustrating Action
Under the Takeover Rules, the Perrigo board of directors is not permitted to take any action which might frustrate an offer for the shares of Perrigo once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is, or may be, imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is, or may be, imminent. Exceptions to this prohibition are available where:

•	the action is approved by Perrigo’s shareholders at a general meeting; or

•	the Panel has given its consent, where:

◦	it is satisfied the action would not constitute frustrating action;

◦	Perrigo shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

◦	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

◦	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or the Perrigo memorandum and articles of association may be considered to have anti-takeover effects, including those described under the following captions: “-Capital Structure-Authorized Share Capital” (regarding issuance of preferred shares), “-Preemption Rights, Share Warrants and Options,” “-Disclosure of Interests in Shares.”
Corporate Governance
The articles of association of Perrigo allocate authority over the day-to-day management of Perrigo to the board of directors. The board of directors may then delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether directors or not) as it thinks fit, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of Perrigo. Committees may meet and adjourn as they determine proper. Unless otherwise determined by the board of directors, the quorum necessary for the transactions of business at any committee meeting shall be a majority of the members of such committee then in office unless the committee shall consist of one or two members, in which case one member shall constitute a quorum.
Appointment of Directors
The Companies Act provides for a minimum of two directors on the board of an Irish public limited company. Perrigo’s articles of association provide that (subject to: (a) automatic increases to accommodate the exercise of the rights of holders of any class or series of shares in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series; and/or (b) any resolution passed increasing the number of directors) the number of directors will be not less than two and not more than eleven, with the exact number of directors being determined by the board. Perrigo's board of directors currently consists of nine members.
At each annual general meeting of Perrigo, all the directors shall retire from office and be re-eligible for re-election. Upon the resignation or termination of office of any director, if a new director shall be appointed to the board he will be designated to fill the vacancy arising.

No person shall be appointed director unless nominated as follows:

•	by the affirmative vote of two-thirds of the board of Perrigo;

•
with respect to election at an annual general meeting, by any shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of Perrigo, who is a shareholder or group of shareholders at the time of the giving of the notice and at the time of the relevant annual general meeting and who timely complies with the notice procedures set out in the articles of association;

•
with respect to election at an extraordinary general meeting requisitioned in accordance with section 178 of the Companies Act 2014, by a shareholder or shareholders who hold ordinary shares or other shares carrying the general right to vote at general meetings of Perrigo and who make such nomination in the written requisition of the extraordinary general meeting; or

•
by holders of any class or series of shares in Perrigo then in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue.

Directors shall be appointed as follows:

•
by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting called for the purpose, except that, if resolutions are passed in respect of the election of directors which would result in the maximum number of directors being exceeded, then those directors, in such number as exceeds such maximum number, receiving at that meeting the lowest number of votes will not be elected;

•	by the board in accordance with the articles of association; or

•
so long as there is in office a sufficient number of directors to constitute a quorum of the board, the directors shall have the power at any time and from time to time to appoint any person to be director, either to fill a vacancy in the board or as an addition to the existing directors but so that the total number of directors shall not at any time exceed the maximum number provided for in the articles of association.

Removal of Directors
Under the Companies Act and notwithstanding anything contained in the articles of association or in any agreement between Perrigo and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Perrigo in respect of his removal.
The board of directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any maximum number of directors so fixed. The shareholders may, by ordinary resolution, elect another person in place of a director removed from office and without prejudice to the powers of the directors under the articles of association, the company in general meeting may elect any person to be a director to fill a vacancy or an additional director, subject to the maximum number of directors set out in the articles of association.
Duration; Dissolution; Rights upon Liquidation
Perrigo’s duration is unlimited. Perrigo may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. Perrigo may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Perrigo has failed to file certain returns.
The rights of the shareholders to a return of Perrigo’s assets on dissolution or winding up, following the settlement of all claims of creditors, are prescribed in Perrigo’s articles of association and may be further prescribed in the terms of any preferred shares issued by the directors of Perrigo from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Perrigo.
Subject to the priorities of any creditors, the memorandum and articles of association provide that assets will be distributed to shareholders in proportion to the nominal value of the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively.

The articles of association provide that the shareholders of Perrigo are entitled to participate pro rata in a winding up, but their right to do so is subject to the rights of any holders of the shares issued upon special terms and conditions to participate under the terms of any series or class of such shares.
Uncertificated Shares
Pursuant to the Companies Act, a shareholder is entitled to be issued a share certificate on request and subject to payment of a nominal fee.
No Sinking Fund
The Perrigo ordinary shares have no sinking fund provisions.
Transfer and Registration of Shares
The transfer agent for Perrigo maintains the share register, registration in which is determinative of membership in Perrigo. A shareholder of Perrigo who holds shares beneficially is not the holder of record of such shares. Instead, the depository or other nominee is the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Perrigo’s official share register, as the depository or other nominee will remain the record holder of any such shares.
A written instrument of transfer is required under Irish law in order to register on Perrigo’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Perrigo’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty, provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.
Any transfer of Perrigo ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. Perrigo’s articles of association allow Perrigo, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, Perrigo is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer, (ii) set-off the amount of the stamp duty against future dividends payable to the buyer; and (iii) claim a lien against the Perrigo ordinary shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Perrigo ordinary shares has been paid unless one or both of such parties is otherwise notified by Perrigo.
Perrigo’s memorandum and articles of association delegate to Perrigo’s secretary or assistant secretary (or a duly appointed delegate or attorney of the secretary or assistant secretary) the authority to execute an instrument of transfer on behalf of a transferring party.
In order to help ensure that the official share register is regularly updated to reflect trading of Perrigo ordinary shares occurring through normal electronic systems, Perrigo regularly produces any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that Perrigo notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Perrigo for this purpose) or request that Perrigo execute an instrument of transfer on behalf of the transferring party in a form determined by Perrigo. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Perrigo’s transfer agent, the buyer will be registered as the legal owner of the relevant shares on Perrigo’s official Irish share register (subject to the matters described below).
The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.